Exxon Mobil Corporation	Patrick T. Mulva
5959 Las Colinas Boulevard	Vice President and Controller
Irving, TX 75039-2298
972 444 1202 Telephone
972 444 1221 Facsimile

ExxonMobil

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

EXXON MOBIL CORPORATION

June 19, 2013

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:      Exxon Mobil Corporation

            Form 10-K for Fiscal Year Ended December 31, 2012

            Filed February 27, 2013

            File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of May 8, 2013.

We also acknowledge that:

•    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Chris Jeans at 972-444-1290.

                                                                        Sincerely,

By:   /s/ Patrick T. Mulva

         -----------------------------------------------

         Name:    Patrick T. Mulva

         Title:       Vice President and Controller

Enclosure

c:      Mark Wojciechowski

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

ExxonMobil’s Response to the

Comments Included in the SEC Letter of May 8, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

General

1.              In your letter to us dated January 14, 2011, you stated that you had limited contacts with Cuba, Iran, Sudan, and Syria.  We are also aware of publicly-available information that ExxonMobil Egypt sells lubricants, greases, and technical services to Egyptian Drilling Company, which operates an onshore drilling rig in Syria.  Your Form 10-K does not include disclosure regarding contacts with Cuba, Sudan, and Syria.  As you know, Cuba, Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter.  Your response should describe any materials, products, components, equipment, technology, services, information, or support, you have provided or intend to provide into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

We have reviewed each of our three business segments -- Upstream, Downstream, and Chemical -- to identify any business contacts with Cuba, Sudan, or Syria (collectively, the "Restricted States") subsequent to our response letter to the staff dated January 14, 2011 (the "Prior Response").  We continue to have no facilities in any of the Restricted States, and have identified only limited contacts with those countries as described in more detail below on a business segment-by-segment basis.  All such dealings are in full compliance with the laws and regulations implementing the U.S. economic sanctions and export controls against the Restricted States.

For easier readability, we use the terms "ExxonMobil", "we", and "our" in this response to mean Exxon Mobil Corporation, Exxon Mobil Corporation and its affiliates on a consolidated basis, or to mean a specific direct or indirect subsidiary, joint venture, or other affiliate as the context may require.

Upstream

The Upstream segment of our business includes exploration, development, and production of oil and gas.  We have identified no contacts, direct or indirect, with any Restricted State involving the Upstream segment since the Prior Response.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Downstream

The Downstream segment of our business includes refining, supply, and marketing of fuels and lubricants.  Prior to August 18, 2011, ExxonMobil affiliates sometimes purchased cargoes of crude oil or feedstock that originated in Syria.  All such transactions were carried out on the spot market under customary commercial terms and in compliance with U.S. legal requirements in effect at the time.  No such purchases or sales have been made since August 18, 2011, on which date President Obama issued an Executive Order tightening Syrian sanctions, as a result of which such dealings were no longer permitted.

[Confidential information omitted; XOM-001]

ExxonMobil affiliates contract with third-party firms on a global basis to provide cargo inspection services.  In connection with purchases of Syrian-origin cargoes described above, we know of 15 occasions in 2010 and three occasions in 2011 (prior to the August 18, 2011 Executive Order) on which inspections were conducted at ports in Syria.  We have no definitive information as to whether other such inspections may have occurred.

From time to time, an ExxonMobil affiliate has received correspondence from the Syrian national oil company regarding aged demurrage claims dating from before the imposition of the current trade sanctions against Syria.  Our affiliate has no records with respect to the transactions in question and has ceased responding to the claims.

As noted in our Prior Response, an ExxonMobil affiliate in Belize made de minimis sales of fuel at the Belize airport to privately-owned Cuban aircraft, but this business was divested in March 2012 and we do not expect any such sales to recur. With respect to the matter referenced in your letter involving sales of lubricant products to Egyptian Drilling Company (“EDC”), we confirm that an ExxonMobil affiliate is party to a supply agreement under which we provide lubricant and grease products to EDC for use within Egypt.  Our products are delivered only to EDC locations in Egypt.  Employees of the affiliate also visit EDC sites within Egypt from time to time.  In the course of this relationship, nothing has come to our attention to indicate that EDC is making any use of ExxonMobil products in Syria or elsewhere outside of Egypt.  In fact, representatives of EDC have previously informed us that EDC ceased operations in Syria two years ago, but we have not independently verified that information.

As permitted by U.S. sanctions, we use local law firms in Restricted States to maintain our trademark registrations.

Other than the matters described above, we have identified no direct or indirect contacts with any Restricted State involving the Downstream segment of our business.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Chemical

The Chemical segment of our business includes the manufacture and sale of petrochemicals.  We have identified no contacts, direct or indirect, with any Restricted State involving the Chemical segment since the Prior Response.

General

ExxonMobil has minority, non-operating interests in a number of joint ventures around the world.  We have disclosed all contacts between such ventures and any Restricted State of which we have actual knowledge.  However, we have no legal right to compel the production of such information.  We have not identified any instances in which, to our actual knowledge, a customer from a non-Restricted State has used or resold our products in a Restricted State.  However in most cases, ExxonMobil does not control, and would not have reason to know, where or how a third party customer may use or resell our products.

The disclosures outlined above do not include contacts we may have had with the Republic of South Sudan, which became an independent nation on July 9, 2011, and is not subject to U.S. trade sanctions.

2.              Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities since the referenced letter.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Nothing has changed since our Prior Response which would cause us to conclude that our very limited contacts with the Restricted States constitute a material investment risk for our security holders.  The analysis in the Prior Response remains applicable.  In fact, our contacts with Restricted States have declined since the Prior Response due to cessation of purchases and sales relating to Syria and divestment of our aviation fuel business in Belize.   Our contacts with Restricted States are few in number and the dollar amounts involved in such dealings are de minimis in the context of ExxonMobil's

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

consolidated global business.  All contacts have been and are in compliance with U.S. legal requirements.

[Confidential information omitted; XOM-002]

In addition to being objectively immaterial, we also believe these contacts are so limited and remote as to be subjectively immaterial and to pose no material risk to ExxonMobil's share value or reputation.

We are aware that certain state and municipal governments, universities, and other investors have investment guidelines restricting investments in companies with business ties to Restricted States.  We are not aware that any such guidelines have had any effect on ExxonMobil stock.

Properties, page 5

Disclosure of Reserves, page 5

Qualifications of Reserves Technical Oversight Group and Internal Controls over Proved Reserves, page 6

3.              We note the Company discloses that the Global Reserves group provides technical oversight of the reserves estimation process for compliance with the SEC rules and regulations.  Please expand your disclosure to include the qualifications specific to the head of the Global Reserves Group as the primary technical person primarily responsible for overseeing the preparation of the reserves estimates of the Company as required by Item 1202(a)(7) of Regulation S-K.

Because our reserve oversight group functions as a committee, we believe that our disclosure describing the qualifications of the group as a whole satisfies the requirements of Item 1202(a)(7) of Regulation S-K. However, in response to your comment in future filings we will expand our disclosure to include the specific qualifications of the group’s manager, similar to the following:

The Manager of the Global Reserves group has more than 30 years experience in reservoir engineering and reserves assessment and holds a Bachelor’s degree in engineering. He is an active member of the Society of Petroleum Engineers (SPE) and currently serves on the SPE Oil and Gas Reserves Committee.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Oil and Gas Production, Production Prices and Production Costs, page 8

4.              We note you have combined crude oil and natural gas liquids for purposes of disclosing information related to your production quantities and average sales price.  Explain to us how you considered the requirements of Item 1204 of Regulation S-K in preparing this combined presentation.  Additionally, explain to us why you believe this presentation is consistent with the manner in which you have presented information regarding your quantities of proved reserves.  As part of your response, provide us with the information disclosed in the table on pages 8-9 for crude oil and natural gas liquids separately.

We believe our disclosure of production quantities and average sales prices is in compliance with Item 1204 of Regulation S-K.  The NGL production volumes included in the information we furnish at the staff’s request below, as a percentage of total liquids shown on page 8 of ExxonMobil’s 2012 Form 10-K, are not significant, totaling 12.2% in 2012, 12.6% in 2011, and 11.0% in 2010.

In response to an SEC staff comment in a prior letter dated February 7, 2012,  regarding ExxonMobil’s 2010 Form 10-K filing, we agreed to expand our disclosure to include proved reserves for natural gas liquids in future filings. However, because as noted our NGL production quantities do not meet the significance criteria of the S-K regulations, we do not believe additional detailed disclosure is required.

[Confidential information omitted; XOM-003]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Business Environment and Risk Assessment, page 41

Upstream, page 42

5.              We note your disclosure regarding the shifting geographic mix of production volumes and in the types of opportunities from which volumes will be produced.  We note that you do not anticipate the expected change in the geographic mix of production volumes, and in the types of opportunities, from which volumes will be produced, will have a material impact on the nature and the extent of the risks disclosed, or result in a material change in your level of unit operating expenses. However, you have not addressed the impact such changes will have on your revenues.  Please explain to us how you have considered disclosing the impact you expect such changes to have on your revenues and on your overall margins on a consolidated basis, and on a geographic and segment basis.  For example, information in your filing suggests that, for your Upstream operations, earnings in North America, as compared to world-wide Upstream earnings may be disproportionate to production in North America as compared to world-wide production.  If this is correct, it appears that the shift towards increased production in North America may have a disproportionate impact on your results of operations.

We believe our current disclosure provides all material known information concerning the impact of future production trends.  This information includes historical disclosures related to revenues, costs and earnings by geography in the Supplemental Information on Oil and Gas Exploration and Production Activities beginning on page 98 in ExxonMobil’s 2012 Form 10-K, along with the discussion of production trends on pages 42 and 43 of the 2012 Form 10-K.

Beyond the information already disclosed, the key variables impacting future revenues are oil and gas prices.   Short term prices of crude oil and natural gas, which are available to the public through many sources, rise and fall in various geographic regions due to multiple factors impacting supply and demand, including various operational and other global economic, social and geopolitical considerations.  It is not possible to make meaningful near term predictions of future revenues on a consolidated, geographic or segment basis.  While increases in ExxonMobil’s North American production weighting over the past few years have not resulted in a proportionate increase in ExxonMobil’s North American earnings as a result of depressed  natural gas prices, for the reasons stated above it is impossible to conclude this trend will continue.  In fact in recent periods, we have experienced a substantial rebound in North American gas prices.  Over the past year, average monthly prices for the Henry Hub benchmark, for example, have risen over 100% from $2.03 per Million British Thermal Units (MBTU) in May 2012 to $4.17 per MBTU in May 2013.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

To assist investors in understanding how future price changes will affect our earnings on a consolidated basis however, we provide the following disclosure in the section on Market Risks, Inflation and other Uncertainties (page 53 in our 2012 Form 10-K):

“A $1 per barrel change in the weighted-average realized price of oil would have approximately a $350 million annual after-tax effect on Upstream consolidated plus equity company earnings. Similarly, a $0.10 per kcf change in the worldwide average gas realization would have approximately a $200 million annual after-tax effect on Upstream consolidated plus equity company earnings.  For any given period, the extent of actual benefit or detriment will be dependent on the price movements of individual types of crude oil, taxes and other government take impacts, price adjustment lags in long-term gas contracts, and crude and gas production volumes.”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Review of 2012 and 2011 Results, page 44

Upstream, page 44

6.              The discussion under this section indicates that, after giving effect to various adjustments, production on an oil-equivalent basis during 2012 was down as compared to 2011 due to field decline.  We also note the discussion at your analyst meeting on March 6, 2013 in which you discussed production expectations for the current year, 2013, and the near term period from 2013 to 2017.  To the extent that there are known production trends that have had or you reasonably expect will have a material impact on your net sales or revenues or income from continuing operations, discuss whether and the extent to which these trends will continue and the impact if they do.  See Item 303 of Regulation S-K.

We believe our current disclosure satisfies the requirements of Item 303 of Regulation S-K.  As noted on page 43 of ExxonMobil’s 2012 Form 10-K, we do not anticipate that the expected change in the geographic mix of production volumes, and in the types of opportunities from which volumes will be produced, will have a material impact on the nature and the extent of the risks disclosed in Item 1A. Risk Factors.

As further disclosed on page 43 of the 2012 Form 10-K:

“The Corporation’s overall volume capacity outlook, based on projects coming onstream as anticipated, is for production capacity to grow over the period of 2013 -2017. However, actual volumes will vary from year to year due to the timing of individual project start-ups and other capital activities, operational outages, reservoir performance, performance of enhanced oil recovery projects, regulatory changes, asset sales, weather events, price effects under production sharing contracts and other factors described in Item 1A. Risk Factors.”

In addition, we disclose on page 47 of the 2012 Form 10-K the trend regarding field decline as follows:

“Averaged over all the Corporation’s existing oil and gas fields and without new projects, ExxonMobil’s production is expected to decline at an average of approximately 3 percent per year over the next few years.”

In light of the above disclosures and our discussion of revenue trends in response to Question 5 above, we do not believe additional trend disclosure is required.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

7.              You disclose that material changes in production volumes were attributable to multiple factors but do not quantify the impact of each identified factor.  For example, you indicate that, on an oil equivalent basis, production was down 5.9 percent due to entitlement volumes, OPEC quota effects, divestments and field decline without indicating the amount attributable to each factor.  Revise your presentation to provide such quantification.   See FRC 501.04.  Also, expand your discussion to describe what entitlement volumes are and how they impact production.  Finally, discuss any known trends with respect to entitlement volumes.  For example, your first quarter 2013 earnings call on April 25, 2013 explains that natural gas production was down approximately 6% quarter-on-quarter due in part to lower entitlement volumes as a result of your AKG operations in Qatar becoming cost-current.

As noted on page 44 of ExxonMobil’s 2012 Form 10-K, oil-equivalent production in 2012 was down 5.9 percent compared to 2011. Excluding the impacts of entitlement volumes, OPEC quota effects and divestments, production was down 1.7 percent.

Consistent with the information disclosed by ExxonMobil Investor Relations in conjunction with the quarterly earnings conference calls, we will provide a tabular breakdown of volumes in future 10-K and 10-Q filings, similar to the following:

Volumes Reconciliation	2012	2011	2010
	(thousands of barrels daily)

Oil-equivalent production
Prior year	4,506	4,447	3,932
Entitlements - Net Interest	-129	-20	-23
Entitlements - Price / Spend	-10	-104	-36
Quotas	9	32	44
Divestments	-61	-43	-3
Net growth	-76	194	533
Current year	4,239	4,506	4,447

Oil-equivalent production in percentage of prior year production
Prior year	100.0%	100.0%	100.0%
Entitlements - Net Interest	-2.9%	-0.5%	-0.6%
Entitlements - Price / Spend	-0.2%	-2.3%	-0.9%
Quotas	0.2%	0.7%	1.1%
Divestments	-1.3%	-1.0%	-0.1%
Net growth	-1.7%	4.4%	13.6%
Current year	94.1%	101.3%	113.1%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

As entitlement impacts are primarily driven by crude and gas prices, it is difficult to identify any trend as this would require an understanding of future prices. Other than price related impacts which are difficult to predict, we do not expect future entitlement changes to have a material impact on our results over the next several years.

In further response to your comment, in future filings we will include a definition of Entitlement Volume Effects (currently available on our website) substantially as follows:

Entitlement Volume Effects:

Production Sharing Contract (PSC) Net Interest Reductions are contractual reductions in ExxonMobil’s share of production volumes covered by PSCs. These reductions typically occur when cumulative investment returns or production volumes achieve thresholds as specified in the PSCs. Once a net interest reduction has occurred, it typically will not be reversed by subsequent events, such as lower crude oil prices.

Price and Spend Impacts on Volumes are fluctuations in ExxonMobil’s share of production volumes caused by changes in oil and gas prices or spending levels from one period to another. For example, at higher prices, fewer barrels are required for ExxonMobil to recover its costs. According to the terms of contractual arrangements or government royalty regimes, price or spending variability can increase or decrease royalty burdens and/or volumes attributable to ExxonMobil. These effects generally vary from period to period with field spending patterns or market prices for crude oil or natural gas.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Consolidated Financial Statements, page 60

Notes to Consolidated Financial Statements, page 66

Note 1 Summary of Accounting Policies, page 66

Property, Plant and Equipment, page 67

8.            We note the disclosure indicating that proved oil and gas properties held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In view of the level of natural gas prices in North America during 2012, explain to us whether you tested any North American upstream assets for impairment during 2012.  If not, explain why not.  If so, describe for us, in reasonable detail, the results and significant assumptions of your tests.  The discussion of assumptions should clearly explain how projected revenues and costs were determined, including the classification, quantity and pricing of reserves used to determine revenue.  Additionally, explain, in reasonable detail, how you determined the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  As part of your response, clearly indicate the lowest level at which assets were grouped for impairment testing purposes.

We do not believe a trigger event requiring an impairment review of North American Upstream assets occurred in 2012.  Therefore we did not perform impairment tests on these assets during the year.

As stated on page 56 of ExxonMobil’s 2012 Form 10-K, and in compliance with ASC 360-10 and ASC 932, the Corporation, in general, does not view temporarily low prices or margins as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility, as evidenced in our response to Question 5 where we note that average monthly prices for the U.S. Henry Hub benchmark have risen over 100% from $2.03 per MBTU in May 2012 to $4.17 per MBTU in May 2013.  Industry prices over the long term will continue to be driven by global market supply and demand.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY EXXON MOBIL CORPORATION

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 98

Oil and Gas Reserves, page 102

9.              We note you provide separate disclosure of NGL reserve quantities by continent and/or country on page 5; however, you have combined crude oil and natural gas liquids in your presentation of pages 103 and 105 and disclose natural gas liquids aggregated on a worldwide basis on page 104.  Explain to us how you considered the requirements in FASB ASC paragraphs 932-235-50-4 and 932-235-50-6 by presenting information relating to your natural gas liquids only on an aggregated basis as a combination of the net quantities of crude oil and natural gas liquids rather than as separate net quantities or on a worldwide basis rather than by geographic area.

We believe our disclosure complies with FASB ASC paragraphs 932-235-50-4 and 932-235-50-6 by presenting reserve quantities on a combined basis for crude oil and natural gas liquids, because natural gas liquids proved reserves do not meet the significance criteria for separate geographic disclosure.  Specifically, as reported in ExxonMobil’s 2012 Form 10-K filing, total NGL proved reserves were 1,505 million barrels or 6 percent of total oil-equivalent proved reserves (25,164 million oil-equivalent barrels).

As noted in our response to Question 4 above, in responding to a staff comment in a prior SEC letter dated  February 7, 2012, regarding ExxonMobil’s 2010 Form 10-K filing, we agreed to expand our disclosure to disclose proved reserves for natural gas liquids from crude oil proved reserves in future filings.  Specifically, we agreed to remove natural gas liquids from the combined crude and natural gas liquids category shown in the tables in ExxonMobil’s 2011 Form 10-K on pages 5 and 99. Additionally, the disclosure on page 5 included regional splits of NGL reserves. However since our NGL proved reserves do not meet the significance criteria of the S-K regulations, we do not believe additional detailed disclosure is warranted.